

Mail Stop 3030

November 5, 2015

Via E-mail
Kevin Moriarty
Senior Vice President and Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034

> **Re: Avnet, Inc.**
> **Form 10-K for Fiscal Year Ended June 27, 2015**
> **Filed August 7, 2015**
> **File No. 001-04224**

Dear Mr. Moriarty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 27, 2015

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Cash Flows, page 30

1.   You set forth here and in the Consolidated Statements of Cash Flows that accounts payable increased by $156.6 million during fiscal 2015, although the change in the Consolidated Balance Sheets show that accounts payable decreased by $64.3 million. We see similar unusual relationships for inventory and receivables, where the Consolidated Balance Sheets show decreases in reported amounts between 2014 and 2015, while the Consolidated Statements of Cash Flows show investments in the two captions. Please clarify for us the reasons for the relationships between the changes shown on the balance sheets and the changes shown on the cash flow statements for these working capital components.

Item 15: Exhibits and Financial Statement Schedules, page 41

Note 1: Summary of Significant Accounting Policies, page 49

Inventories, page 49

2.   We note on page 12 that some of the inventory protections offered by your suppliers are not documented and subject to discretion, but you do not disclose when you account for non-documented protections (e.g., at the time the protection is actually received or subsequently agreed to in writing). Please explain to us when your net realizable value determination reflects non-documented protections and how you determined your accounting policy is appropriate.

Revenue Recognition, page 52

3.   Based upon your description of business on pages 3 through 5 it appears that certain of your arrangements might contain multiple elements (e.g., services, software and hardware), although your revenue recognition policy does not address multiple element arrangements. Please describe to us your consideration of the disclosures about multiple element arrangements from FASB ASC 605-25-50-1 and 50-2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery